Exhibit 99.1

                                  RISK FACTORS

    You should carefully consider the following risks before making an investment decision. If any of the following risks occur, our business, results of operations, or financial condition could be materially adversely affected, the trading price of our common stock could decline and you could lose all or part of your investment.

                            Risks Related to Inforte

If we fail to identify and successfully transition to the latest and most advanced solutions or keep up with an evolving industry, we will not compete successfully for clients and our profits may decrease.

    We focus on providing our clients solutions that employ the latest technologies. If we fail to identify the latest and most advanced solutions, or if we identify but fail to successfully transition our business to these advanced solutions, our reputation and our ability to compete for clients and the best employees could suffer. If we cannot compete successfully for clients, our revenues may decrease. Also, if our projects do not involve the latest and most advanced solutions, they would generate lower fees.

    Because our market changes rapidly, some of the most important challenges facing us are the need to:

  . effectively use advanced technologies;

  . continue to develop our strategic and technical expertise;

  . influence and respond to emerging industry standards and other technological changes;

  . enhance our current services; and

  . develop new services that meet changing customer needs.

    All of these challenges must be met in a timely and cost-effective manner. We cannot assure you that we will succeed in effectively meeting these challenges.

If we fail to satisfy our clients' expectations, our existing and continuing business could be adversely affected.

    Our sales and marketing strategy emphasizes our belief that any client we have ever worked for would give us a positive reference. Therefore, if we fail to satisfy the expectations of our clients, we could damage our reputation and our ability to retain existing clients and attract new clients. In addition, if we fail to perform our engagements, we could be liable to our clients for breach of contract. Although most of our contracts limit the amount of any damages to the fees we received, we could still incur substantial cost, negative publicity, and diversion of management resources to defend a claim, and as a result, our business results could suffer.

We may be unable to hire and retain employees who are highly skilled in Internet technology, which would impair our ability to perform client services.

    If we are unable to hire and retain highly-skilled individuals, our ability to retain existing business and compete for new business will be harmed. Due to the recent growth of the Internet, and in particular electronic commerce, individuals who are highly skilled in this industry are limited. Individuals who have the experience and expertise to perform the services we provide to our clients are even more limited. Consequently, competition for these individuals is intense. To attract these individuals, we invest a significant amount of time and money. As competition for these highly-skilled individuals further intensifies, we may need to increase compensation in order to attract and retain qualified employees.


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    In addition, we expect that an important component of overall compensation for our employees will continue to be equity. It is possible that this component of our compensation package would be considered less attractive once we are a public company. In addition, if our stock price does not increase after this offering, it may be more difficult to retain employees who have been compensated with stock options.

If we fail to adequately manage our growth, our profitability may be reduced.

    If we cannot keep pace with our rapid growth, we will be unable to maintain high client satisfaction, reducing our profitability. Our business has grown dramatically over the past several years. For example, our revenue has increased from $5.1 million in 1997, to $13.4 million in 1998, to $30.1 million in 1999. We have also expanded our geographic scope to four locations in three states since our inception and expect to open additional offices. If our growth exceeds our expectations, our current managerial resources and infrastructure may be inadequate to handle our rapid growth. Also, our senior management team has limited collective experience managing a business the current size of Inforte or a public company.

If our marketing relationships with software vendors deteriorate, we would lose their client referrals.

    We currently have marketing relationships with software vendors, including Blue Martini, Concur, Genesys, i2, Microsoft, Siebel, and Vignette. Although we have historically received a large number of business leads from these software vendors to implement their products, they are not required to refer business to us and they may terminate these relationships at any time. If our relationships with these software vendors deteriorate, we may lose their client leads and our ability to develop new clients could be negatively impacted. Any decrease in our ability to obtain clients may cause a reduction in our revenues.

If we are unable to rapidly integrate third-party software, we may not deliver solutions to our clients on a timely basis, resulting in lost revenues and potential liability.

    In providing client services, we recommend that our clients use software applications from a variety of third-party vendors. If we are unable to implement and integrate this software in a fully functional manner for our clients, we may experience difficulties that could delay or prevent the successful development, introduction, or marketing of services. Software often contains errors or defects, particularly when first introduced or when new versions or enhancements are released. Despite internal testing and testing by current and potential clients, our current and future solutions may contain serious defects due to third-party software or software we develop or customize for clients. Serious defects or errors could result in liability for damages, lost revenues, or a delay in implementation of our solutions.

Our revenues could be negatively affected by the loss of a large client or our failure to collect a large account receivable.

    At times, we derive a significant portion of our revenue from large projects for a limited number of varying clients. In 1998, our five largest clients accounted for 36% of revenue and our ten largest clients accounted for 56% of revenue. In 1999, our five largest clients accounted for 36% of revenue and our ten largest clients accounted for 55% of revenue. Although these large clients vary from time to time and our long-term revenues do not rely on any one client, our revenues could be negatively affected if we were to lose one of these clients or if we were to fail to collect a large account receivable.


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    In addition, many of our contracts are short-term and provide that our clients can reduce or cancel our services without incurring any penalty. If our clients reduce or terminate our services, we would lose revenue and would have to reallocate our employees and our resources to other projects to attempt to minimize the effects of that reduction or termination. Accordingly, terminations, including any termination by a major client, could adversely impact our revenues.

If we estimate incorrectly the time required to complete our projects, we will lose money on fixed-price contracts.

    A majority of our contracts are fixed-price contracts, rather than contracts in which the client pays us on a time and materials basis. We must estimate the number of hours and the materials required before entering into a fixed-price contract. Our future success will depend on our ability to continue to set rates and fees accurately and to maintain targeted rates of employee utilization and project quality. If we fail to accurately estimate the time and the resources required for a project, any required increase in the time and resources to complete the project could cause our profits to decline.

Fluctuations in our quarterly revenues and operating results due to cyclical client demand may lead to reduced prices for our stock.

    Our quarterly revenues and operating results have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future. Historically, we have experienced our greatest sequential growth during the first and second quarters. We typically experience significantly lower sequential growth in the third and fourth quarters. We attribute this to the budgeting cycles of our customers, most of whom have calendar-based fiscal years and as a result are more likely to incur the expense of our services during the first half of the year. Our headcount and spending budgets in the first half of the year reflect this increase in anticipated demand. If in any year, our sequential growth in the first half is less than we anticipate, our expenses would be disproportionately high relative to our revenues. Therefore, our profitability could be reduced and our stock price adversely affected.

Others could claim that we infringe on their intellectual property rights, which may result in substantial costs, diversion of resources and management attention, and harm to our reputation.

    A portion of our business involves the development of software applications for specific client engagements. Although we believe that our services do not infringe on the intellectual property rights of others, we may be the subject of claims for infringement, which even if successfully defended could be costly and time-consuming. An infringement claim against us could materially and adversely affect us in that we may:

  . experience a diversion of our financial resources and the attention of management personnel;

  . incur damages and litigation costs, including attorneys' fees;

  . be enjoined from further use of the intellectual property;

  . be required to obtain a license to use the intellectual property, incurring licensing fees;

  . need to develop a non-infringing alternative, which could be costly and delay projects; and

  . have to indemnify clients with respect to losses incurred as a result of our infringement of the intellectual property.


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Because we are newer and smaller than many of our competitors, we may not have the resources to effectively compete, causing our revenues to decline.

    Many of our competitors have longer operating histories, larger client bases, longer relationships with clients, greater brand or name recognition, and significantly greater financial, technical, marketing, and public relations resources than we do. We may be unable to compete with the full-service consulting companies entering the Internet professional services market, including the consulting divisions of the "Big Five" accounting firms, who are able to offer their clients a wider range of services. If our clients decide to take their Internet professional services projects to these companies, our revenues may decline. In addition, new Internet professional services companies may provide services similar to ours at a lower price, which could cause our revenues to decline.

                          Risks Related to Our Industry

If the rate of adoption of Internet-based solutions slows substantially, our revenues may decrease.

    We market our services primarily to firms that want to adopt Internet-based technologies to transform the way in which they do business. Our revenues could decrease if companies decide not to integrate Internet technology into their businesses due to governmental regulations, financial constraints, or other reasons.

    In addition, the IDC study which we refer to in "Prospectus Summary--Our Market Opportunity" on page 4 and "Business--Industry Background" on page 23 projects significant growth in our market. This study assumes that the worldwide market for electronic commerce services is being driven by the adoption of Internet technology by corporations and the number of Internet users online and that the United States represents the largest part of this projected growth. This study also assumes that there will be a shortage in personnel with adequate technical skills and an increase in the complexity of Internet projects, that Internet projects will become more strategic to businesses, and that Internet projects will become increasingly linked to internal operations. However, the growth in the United States market for electronic commerce services may be limited. IDC recognizes that this growth may be affected by an economic slowdown, an increase in the use of package software by corporations to permit them to develop more projects in-house, and the increased costs of using Internet professional services firms. Accordingly, there can be no assurance that the market for Internet professional services will be as large as market research firms predict.

        Risks Related to the Offering and Ownership of Our Common Stock

Our stock price could be extremely volatile, like many Internet-related stocks.

    Recently, the market prices of securities of technology companies, particularly Internet-related companies, have been highly volatile. In addition, the market prices for stocks of Internet-related and technology companies, particularly following an initial public offering, frequently reach levels that bear no relationship to the operating performance of these companies. These market prices generally are not sustainable and are subject to wide variations. If our common stock trades to unsustainably high levels following this offering, it will likely thereafter experience material declines.

Volatility of our stock price could result in expensive class action litigation.

    If our common stock suffers from volatility like the securities of other technology companies, we could be subject to securities class action litigation similar to that which has been brought against companies following periods of volatility in the market price of their common stock. Litigation could result in substantial costs and could divert our resources and senior management's attention. This could harm our productivity and profitability.


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Because we have no immediate plans for the proceeds of this offering nor do we require them for current operations, we will use them at our discretion in the future, without stockholder approval.

    We expect to use the proceeds of this offering for general corporate purposes. We have no specific plan for the use of the proceeds, nor can we tell you that you will agree with our use of the proceeds. Stockholders will not have the right to approve or disapprove of our use of proceeds. Pending their use, we intend to invest the net proceeds from this offering in short-term, investment grade securities or money market instruments.

Substantial amounts of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause our stock price to drop, even if our business is doing well.

    The federal securities laws impose restrictions on the ability of stockholders who acquired their shares before this offering to resell their shares if the resale has not been registered. Also, our directors, executive officers, stockholders, and major option holders have agreed not to sell their shares for a period of 180 days after the date of this prospectus. However, when restrictions on sales by insiders end, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

    Upon completion of this offering, we will have outstanding 11,721,154 shares of common stock, based on shares outstanding as of December 31, 1999, assuming no exercise of the underwriters' over-allotment option. Of these shares, the 2,000,000 sold in this offering will be freely tradeable. Of the remaining 9,721,154 shares, approximately 9,676,250 will be subject to 180 day lock-up agreements. Upon expiration of these agreements, these shares will generally be freely tradeable, subject to meeting the holding period and other requirements of Rule 144 or Rule 701, exemptions permitting public resale of restricted securities. Following the completion of this offering, we intend to register up to 4,000,000 shares of common stock reserved for issuance under our stock option plans of which 84,490 options were exercisable as of December 31, 1999. We also intend to register up to 200,000 shares of common stock reserved for issuance under our employee stock purchase plan. Upon issuance of the shares under these plans, all of such shares may be immediately sold.

Our officers and directors will own 66.5% of our outstanding shares after this offering and will, as a group, be able to control a vote of stockholders.

    Immediately following this offering, assuming no exercise of the over-allotment option, the executive officers and directors set forth below, will own approximately 67.4% of the outstanding shares of our common stock and will own individually the percentage set forth opposite their names:



   . Philip S. Bligh   26.5%

   . Stephen C.P. Mack 26.5%

   . Ronald G. Meyer    7.7%

   . Nick Padgett       6.4%


    If the stockholders listed above act or vote together, they will have the ability to control the election of our directors and the approval of any other action requiring the approval of our stockholders, including any amendments to our certificate of incorporation and mergers or sales of all or substantially all of our assets, even if the other stockholders perceive that these actions are not in their best interests.


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The authorization of preferred stock, a staggered board of directors and supermajority voting requirements will make a takeover attempt more difficult, even if the takeover would be favorable for stockholders.

    Our certificate of incorporation and bylaws may have the effect of deterring, delaying or preventing a change in control of Inforte. For example, our charter documents provide for:

  . the ability of the board of directors to issue preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

  . the inability of our stockholders to act by written consent or to call a special meeting;

  . advance notice provisions for stockholder proposals and nominations to the board of directors;

  . a staggered board of directors, with three-year terms, which will lengthen the time needed to gain control of the board of directors; and

  . supermajority voting requirements for stockholders to amend provisions of the charter documents described above.

    We are also subject to Delaware law. Section 203 of the Delaware General Corporation Law prohibits us from engaging in a business combination with any significant stockholder for a period of three years from the date the person became a significant stockholder unless, for example, our board of directors approved the transaction that resulted in the stockholder becoming an interested stockholder. Any of the above could have the effect of delaying or preventing changes in control that a stockholder may consider favorable.



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